UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No. 11)*

Nu Skin Enterprises, Inc. (Name of Issuer)

Class A Common Stock (Title of Class of Securities)

67018T-10-5 (CUSIP Number)

December 31, 2007 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

         Rule 13d-1(b)
         Rule 13d-1(c)
         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13G/A (AMENDMENT NO. 11)
CUSIP NO.   67018T-10-5

1	NAMES OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY). Sandra N. Tillotson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Sandra N. Tillotson: United States of America

NUMBER OF	5	SOLE VOTING POWER Sandra N.Tillotson: 3,698,839**SEE ITEM 4
SHARES
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER Sandra N. Tillotson: 29,312**SEE ITEM 4
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER Sandra N. Tillotson: 3,698,839**SEE ITEM 4

	8	SHARED DISPOSITIVE POWER Sandra N. Tillotson: 29,312**SEE ITEM 4

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON Sandra N. Tillotson: 3,728,151**SEE ITEM 4

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Sandra N. Tillotson: 5.9%**SEE ITEM 4

12	TYPE OF REPORTING PERSON(S) (SEE INSTRUCTIONS) Sandra N. Tillotson: IN

SCHEDULE 13G/A (AMENDMENT NO. 11)
CUSIP NO.   67018T-10-5

Item 1	(a)	Name of Issuer:

The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

	(b)	Address of Issuer's Principal Executive Offices:

The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2	(a)	Name of Person Filing:

This report is being filed by Sandra N. Tillotson (the "Reporting Person").

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Person's principal business office is 75 West Center Street, Provo, Utah 84601.

	(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

	(d)	Title of Class of Securities:

This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

	(e)	CUSIP Number:

The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3		Not applicable.

Item 4		Ownership.

	(a)	The Reporting Person beneficially owns or may be deemed to beneficially own 3,728,151 shares of Class A Common Stock. 3,198,839 shares of Class A Common Stock are held directly. The filing of the above statement shall not be construed as an admission that Sandra N. Tillotson is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 3,730,164 shares of Class A Common Stock referenced above: 29,312 shares of Class A Common Stock held indirectly as a co-trustee of The Sandra N. Tillotson Foundation; and 500,000 shares of Class A Common Stock held indirectly as the manager of CST Rhino Company, L.C.

SCHEDULE 13G/A (AMENDMENT NO. 11)
CUSIP NO.   67018T-10-5

(b)	The Reporting Person beneficially owns or may be deemed to beneficially own 3,728,151 shares of Class A Common Stock which would constitute 5.9% of the number of shares of the then outstanding Class A Common Stock.

(c)	(i) The Reporting Person has sole power to vote or direct the vote of 3,698,839 shares of Class A Common Stock as follows: 3,198,839 shares of Class A Common Stock held directly; and 500,000 shares of Class A Common Stock held indirectly as the manager of CST Rhino Company, L.C.

(ii) The Reporting Person has shared power to vote or direct the vote of 29,312 shares of Class A Common Stock held indirectly as a co-trustee of The Sandra N. Tillotson Foundation.

(iii) The Reporting Person has sole power to dispose or direct the disposition of 3,698,839 shares of Class A Common Stock as follows: 3,198,839 shares of Class A Common Stock held directly; and 500,000 shares of Class A Common Stock held indirectly as the manager of CST Rhino Company, L.C.

(iv) The Reporting Person has shared power to dispose or direct the disposition of 29,312 shares of Class A Common Stock held indirectly as a co-trustee of The Sandra N. Tillotson Foundation.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

SCHEDULE 13G/A (AMENDMENT NO. 11)
CUSIP NO.  67018T-10-5

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SCHEDULE 13G/A (AMENDMENT NO. 11)
CUSIP NO.  67018T-10-5

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ Sandra N. Tillotson
By: Sandra N. Tillotson
Dated: February 3, 2008